FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

February 27, 2008

Item 3: News Release:

A news release dated and issued on February 27, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. & SOQUEM Agree to Phase III PGM Budget

Item 5: Full Description of Material Change:

February 27, 2008, Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) – is pleased to announce that it has received a final report for the 2007 work on the new Cheneville claim group in the Province of Québec, over conductive trends defined by an airborne EM and magnetic survey. A new sulphide mineralized showing associated with a mafic intrusion has been identified on the property approximately 18 kilometres west of the original Cheneville showing (average 1.17gpt Pd, 0.14gpt Pt, 0.29gpt Au, 1.62 Cu, and 0.35% Ni). Additional work in 2008 will be required to determine the extent and grades of this new occurrence. This is part of a cooperation agreement with SOQUEM INC., a company devoted to mineral exploration in the Province of Québec.

The Taureau reconnaissance program continued to evaluate mafic intrusions for PGM mineralization in a defined Area of Mutual Interest (AMI) within the Grenville Province of Québec during 2007 (phase 2).  A $370,000 Phase III program has been recommended and approved to complete the evaluations of the originally identified mafic intrusions in the AMI.

SOQUEM is acting as manager of the 50/50 Cooperation Agreement. The parties have equal representation consisting of two members each on a Technical Committee responsible for setting programs, budgets, and schedules..

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration within the AMI.

About SOQUEM INC.

SOQUEM INC. is a wholly owned subsidiary of the Société Générale de Financement du Québec (“SGF”). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Québec. SOQUEM’s head office is located in Val d’Or, with a regional office in Chibougamau.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 27th  day of February 2008.